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                                                                    EXHIBIT 99.1

                           FORWARD-LOOKING STATEMENTS
                   AND FACTORS THAT MAY AFFECT FUTURE RESULTS

WE CURRENTLY ARE EXPERIENCING UNCERTAIN ECONOMIC CONDITIONS, WHICH MAKES IT DIFFICULT TO ESTIMATE GROWTH IN OUR MARKETS AND, AS A RESULT, FUTURE INCOME AND EXPENDITURES.

     Current conditions in the domestic and global economies are extremely uncertain. As a result, it is difficult to estimate the level of growth for the economy as a whole. It is even more difficult to estimate growth in various parts of the economy, including some of the markets in which we participate. Because all components of our budgeting and forecasting are dependent upon estimates of growth in the markets we serve, the prevailing economic uncertainty renders estimates of future income and expenditures even more difficult than usual. As a result, we may make significant investments and expenditures but never realize the anticipated benefits, which could affect adversely our results of operations. The future direction of the overall domestic and global economies will have a significant impact on our overall performance.

THE SEVERE TELECOMMUNICATIONS SLOWDOWN HAS HAD A NEGATIVE IMPACT ON OUR TELECOM BUSINESSES AND CONTINUED WEAKNESS COULD FURTHER HURT OUR OPERATIONS.

     During the past year there has been a severe downturn and tightening of capital markets for the telecommunication, cellular and wireless telephone industry in general. Additionally, the Competitive Local Exchange Carrier ("CLEC") business has experienced a severe downturn and many CLECs have ceased operations or have scaled back operations significantly. This slowdown has had an adverse impact upon our network support and microwave businesses and continued weakness may have an adverse impact on the development of the market for our broadband wireless access products.

IN RESPONSE TO THE SLOWDOWN IN OUR TELECOM BUSINESS, WE HAVE UNDERTAKEN COST REDUCTIONS WHICH MAY NOT YIELD THE BENEFITS WE EXPECT AND COULD HAVE ADVERSE EFFECTS ON OUR FUTURE BUSINESS.

     In connection with the slowdown in our telecom business, we have undertaken cost-cutting measures intended to reduce our breakeven level of sales and to improve our results. Actions include the consolidation of our Microwave Communications Division's research and development in the United States from three locations to one location and related reductions in engineering staff and other cost-reduction actions. We are also implementing cost-cutting programs at our Network Support Division.

     There are risks inherent in our efforts to reduce costs. These include the risk that we will not be able to reduce expenditures quickly enough and sustain them at a level necessary to restore profitability to our telecom businesses, and that we may have to undertake additional cost-cutting measures. In addition, there is the risk that cost-cutting initiatives will impair our ability to effectively develop and market products and remain competitive. Each of the above measures could have a long-term effect on these businesses by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, and limiting our ability to hire and retain key personnel.

WE DEPEND ON THE U.S. GOVERNMENT FOR A SIGNIFICANT PORTION OF OUR SALES, AND THE LOSS OF THIS RELATIONSHIP OR A SHIFT IN GOVERNMENT FUNDING COULD HAVE ADVERSE CONSEQUENCES ON OUR BUSINESS.

     Approximately 54 percent of our net sales in fiscal 2002 were to the U.S. Government. Therefore, any significant disruption or deterioration of our relationship with the U.S. Government could significantly reduce our revenues. Our U.S. Government programs must compete with programs managed by other defense contractors for a limited number of programs and for uncertain levels of funding. Our competitors continuously engage in efforts to expand their business relationships with the U.S. Government and likely will continue these efforts in the future. The U.S. Government may choose to use other defense contractors for its limited number of defense programs. In addition, the funding of defense programs also competes with nondefense spending of the U.S. Government. Budget decisions made by the U.S. Government are outside of our control and have long-term consequences for our business. A shift in government defense spending to

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other programs in which we are not involved, or a reduction in U.S. Government defense spending generally, could have adverse consequences on our business.

WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUES FROM INTERNATIONAL SALES AND ARE SUBJECT TO THE RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES INCLUDING FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES.

     In fiscal 2002, revenues from products exported from the U.S. or manufactured abroad were 22 percent of our total sales. Approximately 56 percent of our international business in fiscal 2002 was transacted in local currency environments. Losses resulting from currency rate fluctuations can adversely affect our results. We expect that international sales will continue to account for a significant portion of our total sales. As a result, we are subject to risks of doing business internationally, including:

     - currency exchange controls, fluctuations of currency and currency revaluations,

     - the laws, regulations and policies of foreign governments relating to investments and operations, as well as U.S. laws affecting the activities of U.S. companies abroad,

     - changes in regulatory requirements, including imposition of tariffs or embargoes, export controls and other trade restrictions,

     - uncertainties and restrictions concerning the availability of funding, credit or guarantees,

     - the difficulty of managing an organization doing business in many countries,

     - import and export licensing requirements and regulations,

     - taxes,

     - uncertainties as to local laws and enforcement of contract and intellectual property rights and occasional requirements for onerous contract clauses, and

     - rapid changes in government, economic and political policies, political or civil unrest or the threat of international boycotts or U.S. anti-boycott legislation.

While these factors or the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

THE FAIR VALUES OF OUR PORTFOLIO OF PASSIVE INVESTMENTS ARE SUBJECT TO SIGNIFICANT PRICE VOLATILITY OR EROSION.

     We maintain portfolio holdings of various issuers and types of securities. These securities generally are classified as available-for-sale and, consequently, are recorded on our balance sheet at fair value. Part of our portfolio includes minority equity investments in several publicly-traded companies. Because the majority of these securities represent investments in technology companies, the fair market values of these securities are subject to significant price volatility and, in general, suffered a significant decline during fiscal 2002. In addition, the realizable value of these securities is subject to market and other conditions. We also have invested in numerous privately held companies, many of which still can be considered in the start-up or developmental stages. These investments are illiquid and are inherently risky as the markets for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE.

     Both our commercial and defense businesses are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:

     - identify emerging technological trends in our target markets,

     - develop and maintain competitive products,

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     - enhance our products by adding innovative features that differentiate our products from those of our competitors, and

     - manufacture and bring cost-effective products to market quickly.

     We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. The need to make these expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures ultimately will lead to the timely development of new products. Due to the design complexity of some of our products, we may experience delays in completing development and introducing new products in the future. Any delays could result in increased costs of development or redirect resources from other projects. In addition, we cannot provide assurances that the markets for our products, especially our broadband wireless access products, will develop as we currently anticipate. The failure of our products to gain market acceptance could reduce significantly our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing products that gain market acceptance in advance of our products or that our competitors will not develop new products that cause our existing products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than those of our competitors, our revenues will decline and our business, financial condition and results of operations will be adversely affected.

WE CANNOT PREDICT THE CONSEQUENCES OF FUTURE TERRORIST ACTIVITIES, BUT THEY MAY AFFECT ADVERSELY THE MARKETS IN WHICH WE OPERATE, OUR ABILITY TO INSURE AGAINST RISKS, OUR OPERATIONS OR OUR PROFITABILITY.

     The terrorist attacks in the United States on September 11, 2001, as well as the U.S.-led response and the potential for future terrorist activities, have created economic and political uncertainties that could have a material adverse effect on our business and the prices of our securities. These matters have caused uncertainty in the world's financial and insurance markets and may increase significantly the political, economic and social instability in the geographic areas in which we operate. These matters also have caused the premiums charged for our insurance coverages to increase and may cause some coverages to be unavailable altogether. While our government businesses have benefited from the War on Terrorism these developments may affect adversely our business and profitability and the prices of our securities in ways that we cannot predict at this time.

WE HAVE MADE, AND MAY CONTINUE TO MAKE, STRATEGIC ACQUISITIONS THAT INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES.

     We have made, and we may continue to make, strategic acquisitions that involve significant risks and uncertainties. These risks and uncertainties include:

     - the difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration,

     - the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions,

     - the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets,

     - the risk that we assume significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties,

     - the potential loss of key employees of the acquired businesses, and

     - the risk of diverting the attention of senior management from our existing operations.

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WE DEPEND SIGNIFICANTLY ON OUR GOVERNMENT CONTRACTS, WHICH ARE ONLY PARTIALLY
FUNDED, SUBJECT TO IMMEDIATE TERMINATION, AND HEAVILY REGULATED AND AUDITED. THE TERMINATION OR FAILURE TO FUND ONE OR MORE OF THESE CONTRACTS COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

     Over its lifetime, a government program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs in the United States is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs often receive only partial funding initially, and additional funds are committed only as Congress makes further appropriations. The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have an adverse impact on our operations. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue.

     Generally, government contracts are subject to oversight audits by government representatives. In addition, the contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the government's convenience upon the payment of compensation only for work done and commitments made at the time of termination. We can give no assurance that one or more of our government contracts will not be terminated under these circumstances. Also, we can give no assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any termination of our government contracts. Because a significant portion of our revenues are dependent on our procurement, performance and payment under our government contracts, the loss of one or more large contracts could have an adverse impact on our financial condition.

     Our government business also is subject to specific procurement regulations and a variety of socioeconomic and other requirements. These requirements, although customary in government contracts, increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins, which could have an adverse effect on our financial condition. Failure to comply with these regulations and requirements could lead to suspension or debarment from government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, protection of the environment, accuracy of records and recording of costs. The termination of a government contract or relationship as a result of any of these acts would have an adverse impact on our operations and could have an adverse effect on our reputation and ability to procure other government contracts in the future. We currently are cooperating with certain government representatives in investigations relating to potential violations of foreign corrupt practices, export controls and other laws. No assurance can be given that the outcome of these investigations will not have a material adverse effect on our financial condition or our business as a whole.

WE ENTER INTO FIXED-PRICE CONTRACTS THAT COULD SUBJECT US TO LOSSES IN THE EVENT THAT WE HAVE COST OVERRUNS.

     Sometimes, we enter into contracts on a firm, fixed-price basis. During fiscal 2002 approximately 33 percent of our total Government Communications Systems and RF Communications segments' sales were from fixed-price contracts. This allows us to benefit from cost savings, but it carries the burden of potential cost overruns since we assume all of the cost risk. If our initial estimates are incorrect, we can lose money on these contracts. Government contracts can expose us to potentially large losses because the government can compel us to complete a project or, in certain circumstances, pay the entire cost of its replacement by another provider regardless of the size or foreseeability of any cost overruns that occur over the life of the contract. Because many of these projects involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, problems with other contractors and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet project deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts we may not realize their full benefits. Our results of operations are dependent on our ability to maximize our earnings from our

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contracts. Lower earnings caused by cost overruns and cost controls would have an adverse impact on our financial results.

THIRD PARTIES HAVE CLAIMED IN THE PAST AND MAY CLAIM IN THE FUTURE THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY, AND WE COULD SUFFER SIGNIFICANT LITIGATION OR LICENSING EXPENSES OR BE PREVENTED FROM SELLING PRODUCTS.

     Third parties have claimed in the past and may claim in the future that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services.

     Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. Moreover, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

     We often rely on licenses of intellectual property useful for our businesses. We cannot assure you that these licenses will be available in the future on favorable terms or at all.

THIRD PARTIES MAY INFRINGE OUR INTELLECTUAL PROPERTY, AND WE MAY EXPEND SIGNIFICANT RESOURCES ENFORCING OUR RIGHTS OR SUFFER COMPETITIVE INJURY.

     Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our financial condition.

     Our pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of these patents or trademark registrations. In addition, our patents may not provide us a significant competitive advantage.

     We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

THE OUTCOME OF LITIGATION IN WHICH WE HAVE BEEN NAMED AS A DEFENDANT IS UNPREDICTABLE AND AN ADVERSE DECISION IN ANY SUCH MATTER COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS.

     We are defendants in a number of litigation matters. These claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in each and all of the litigation matters to which we have been named a party, and intend to contest each lawsuit vigorously, no assurances can be given that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits could have a material adverse affect on our financial position.

WE ARE SUBJECT TO CUSTOMER DEMAND FOR FINANCING AND CUSTOMER CREDIT RISK.

     The competitive environment in which we operate historically has required us, and many of our principal competitors, to provide medium-term and long-term customer financing. Customer financing arrangements may include all or a portion of the purchase price for our products and services, as well as working capital. We also may assist customers in obtaining financing from banks and other sources. Our success for some of our businesses may be dependent, in part, upon our ability to provide customer financing on competitive terms.
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While we generally have been able to place a portion of our customer financings with third-party lenders or to otherwise insure a portion of this risk, a portion of these financings is provided directly by us. There can be higher risks associated with some of these financings, particularly when provided to start-up operations such as local network providers, to customers in developing countries or to customers in specific financing-intensive areas of the telecommunications industry. If customers fail to meet their obligations, losses could be incurred and such losses could have an adverse effect on us. Our losses could be much greater if it becomes more difficult to place or insure against these risks with third parties. This also may put us at a competitive disadvantage to competitors with greater financial resources. We have various programs in place to monitor and mitigate customer credit risk; however, we cannot assure you that such measures will be effective in reducing our exposure to our customers' credit risk. Continued weakness in the general economy, and the telecommunications industry in particular, may result in increased defaults by customers and increased losses.

WE OPERATE IN HIGHLY COMPETITIVE BUSINESSES.

     We operate in highly competitive businesses that are sensitive to technological advances. Although successful product and systems development is not dependent necessarily on substantial financial resources, some of our competitors in each of our businesses are larger and can maintain higher levels of expenditures for research and development than we can. Our competitors in our commercial communications businesses include large multinational communications companies, as well as smaller companies with developing technology expertise. Our competitors for U.S. Government contracts typically are large, technically competent firms with substantial assets. We concentrate in each of our businesses on the market opportunities that we believe are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors in these businesses are cost-effectiveness, product quality and reliability, technological capabilities, service, ability to meet delivery schedules and the effectiveness of dealers in international areas. We cannot assure you that we will be able to compete successfully against our current or future competitors or that the competitive pressures that we face will not result in reduced revenues and market share.

WE DEPEND ON THE RECRUITMENT AND RETENTION OF QUALIFIED PERSONNEL, AND OUR FAILURE TO ATTRACT AND RETAIN SUCH PERSONNEL COULD AFFECT ADVERSELY OUR BUSINESS.

     Due to the specialized nature of some of our businesses, our future performance is dependent upon the continued services of our executive officers and key engineering personnel. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel, particularly people with key technology skills, is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to successfully compete for these personnel or the cost of competing for these personnel could seriously harm our business, results of operations and financial condition.

ACCOUNTING ESTIMATES IMPACT OUR FINANCIAL REPORTING.

     In preparing our financial statements and accounting for the underlying transactions and balances, we apply our accounting policies as disclosed in the Notes to Financial Statements contained in our 2002 Form 10-K. The application of certain of these policies places significant demands on our judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that require application of management's most difficult, subjective, or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies for us include revenue recognition on long-term contracts and contract estimates, provisions for excess and obsolete inventory losses, accounts and finance receivables allowance for doubtful accounts and credit losses, valuation of marketable securities and strategic investments, and goodwill and other acquired intangible assets. Actual results may vary from those estimates.

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     For example, standard "percentage of completion" accounting for multi-year contracts requires us to make estimates about future expenses associated with those contracts. These estimates, including changes we make in these estimates, affect current reported results. In addition, our financial results and our financial condition in subsequent periods are affected by positive and negative variances between our estimates and actual income and expense items recognized in those periods. We regularly evaluate these estimates and make changes based upon developments during a reporting period.

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